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CUSIP No. 290375 10 4             13D                          Page 1 of 5 Pages

                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              ELTRAX SYSTEMS, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   290375 10 4
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                                 (CUSIP Number)


                                 BRIAN M. BROWN
                           JAFFE, RAITT, HEUER & WEISS
                         ONE WOODWARD AVENUE, SUITE 2400
                                DETROIT, MI 48226
                                 (313) 961-8380
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 January 1, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 290375 10 4             13D                          Page 2 of 5 Pages
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    WILLIAM P. O'REILLY
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a)  9
                                                                         (b)  9
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                      9

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES

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                7   SOLE VOTING POWER  1,748,416
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER  -0-
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER  1,748,416
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER  -0-
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,748,416

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                        9

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.96%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)    IN


--------------------------------------------------------------------------------


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CUSIP No. 290375 10 4             13D                          Page 3 of 5 Pages

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Eltrax Systems, Inc., a Minnesota corporation ("Eltrax" or the "Company"). The Company's principal executive offices are located 900 Circle 75 Parkway, Suite 1700, Atlanta, Georgia 30339.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Amendment No. 2 to Schedule 13D is filed by Mr. William P. O'Reilly (the "Reporting Person"). The Reporting Person's business address is 2000 Town Center, Suite 690, Southfield, Michigan 48075. The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company. During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 1, 2000, the Reporting Person was granted a stock option from the Company to purchase up to 200,000 shares of Common Stock for $8.0625 per share. No funds were used for the acquisition reported herein.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the granting of the stock option to the Reporting Person was compensation for services rendered.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Person is the beneficial owner of 1,748,416 shares of Common Stock, which represents approximately 6.96% of the outstanding shares of Common Stock according to information set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and taking into account the subsequent issuance of 1,194,532 shares of Common Stock pursuant to a recent private placement. Specifically, the Reporting Person is the record owner of 651,475 shares of Common Stock, and, pursuant to Rule 13d-3, (i) the beneficial owner of 700,000 shares of Common Stock by virtue of his being the trustee of an annuity trust and a charitable trust and (ii) the beneficial owner of 396,941 shares of Common Stock by virtue of his currently exercisable options to acquire that number of shares of Common Stock.

         (b) The Reporting Person maintains the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, all of the shares of Common Stock he beneficially owns.


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CUSIP No. 290375 10 4             13D                          Page 4 of 5 Pages


         (c) On March 1, 2000, the Reporting Person purchased 38,559 shares of Common Stock for $199,995.75 pursuant to the exercise of certain stock options.

         (d) None.

         (e) Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person holds:

         (a) a stock option to purchase 1,500 shares of Common Stock at $0.875 per share that expires on August 22, 2005;

         (b) a stock option to purchase 1,500 shares of Common Stock at $1.5313 per share that expires on October 2, 2005;

         (c) a stock option to purchase 1,500 shares of Common Stock at $1.6875 per share that expires on January 2, 2006;

         (d) a stock option to purchase 1,500 shares of Common Stock at $3.375 per share that expires on April 1, 2006; and

         (e) a stock option to purchase 1,500 shares of Common Stock at $6.875 per share that expires on July 2, 2006;

         (f) a stock option to purchase 1,500 shares of Common Stock at $5.7188 per share that expires on October 1, 2006;

         (g) a stock option to purchase 1,500 shares of Common Stock at $5.3125 per share that expires on January 2, 2007;

         (h) a stock option to purchase 130,953 shares of Common Stock at $5.25 per share that expires on September 19, 2007;

         (i) a stock option to purchase 55,488 shares of Common Stock at $5.125 per share that expires on February 9, 2008; and

         (j) a stock option to purchase 200,000 shares of Common Stock at $8.0625 per share that expires on January 1, 2010.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.


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CUSIP No. 290375 10 4             13D                          Page 5 of 5 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 12, 2000

                                                     /s/  William P. O'Reilly
                                                     -------------------------
                                                         William P. O'Reilly